CB AUTO GROUP, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

CB Auto Group, Inc.
1702 Macy Drive
Roswell, Georgia 30076

Gentlemen:

1. Background. The undersigned understands that CB Auto Group, Inc., a Georgia corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, (the "Form C"), filed by the Company with the Securities and Exchange Commission (the "SEC") and the Offering Statement, which is an exhibit thereto (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to $1,069,980 of its shares of Preferred Non-Voting Stock, having no par value (the "Shares"), at a purchase price of $25.00 per share for the first 100,000 Shares and $35.00 per share thereafter. The minimum amount or target amount to be raised in the Offering is $250,000, or 10,000 Shares (the "Target Offering Amount"), and the maximum amount to be raised in the offering is $1,069,980 or 33,428 Shares (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come, first-served basis. The Company is offering the Shares to prospective investors through the crowdfunding platform available at www.wefunder.com and each subdomain thereof (the "Platform"). The Platform is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Platform is operated by WeFunder Portal, LLC. (collectively, with its parents, subsidiaries and affiliates, "WeFunder"). The Company will pay the Platform a commission equal 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Platform.

2. <u>Subscription</u>. Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the "Dollar Amount of Shares" specified on the signature page to this Agreement divided by $35.00. The minimum subscription amount is $500.00 for the first 100,000 shares and $525.00 thereafter; provided that the Company may accept lesser subscription amounts in its sole discretion. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf in accordance with Section 6. The aggregate number of Securities sold pursuant to Section 4(a)(6) of the Securities Act in addition to those previously sold in the prior 12 months shall not exceed $1,069,980 (the "Oversubscription Offering"). The Company may accept subscriptions until the date of closing set forth in the Offering Statement on Form C filed with the SEC (the "Termination Date"). Providing that subscriptions for $250,000 in Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

3. <u>Payment of Purchase Price</u>. Prior to the later of (a) the Offering Deadline and (b) 5:00 p.m. (Eastern Standard time) on the fifth Business Day following the date of the undersigned's signature to this Agreement set forth on the signature page below, the undersigned investor shall deliver to the Company payment in the amount set forth on the signature page hereto by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform. Such funds will be held in an escrow account at Boston Private Bank established by the Company through the Platform (the "Escrow Account"). Upon the Closing (as defined below), such funds shall be released to the Company and the undersigned shall receive a stock certificate reflecting the number of Shares subscribed for or a book entry notification that notifies the undersigned that the undersigned's shares have been issued and registered in the books and records of the Company. As used herein, "Business Day" shall mean any day except Saturday, Sunday or any other day on which commercial banks located in Atlanta, Georgia are authorized or required by applicable law to be closed for business.

4. <u>Right to Cancel Subscription</u>. Except as set forth in Sections 4, the undersigned agrees that this subscription shall be irrevocable by the undersigned and shall survive the death or disability of the undersigned. Notwithstanding the foregoing, if there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith, the Company shall direct WeFunder to send to the undersigned notice (i) of such material change and (ii) that such the undersigned's subscription will be cancelled unless the undersigned reconfirms such subscription within five Business Days of the undersigned's receipt of such notice (the "Reconfirmation Period"). If the undersigned fails to reconfirm the undersigned's subscription within the Reconfirmation Period, such subscription will be cancelled automatically and the Company shall direct WeFunder to (A) send to the undersigned, a notification that such subscription was cancelled, the reason

for such cancellation and the refund amount that the undersigned is expected to receive, and (B) refund of such subscription to the undersigned. If the undersigned's subscription is cancelled, such subscription shall be refunded to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

5. Acceptance of Subscription. The undersigned acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and delivered to the undersigned. Upon rejection of the subscription under this Agreement for any reason, such subscription shall be refunded to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and this Agreement shall be deemed to be null and void and of no further force or effect.

6. No Closing. If (a) at the Offering Deadline, the Company fails to receive subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; (b) at the Closing Date, the Company fails to receive in cleared funds, or is not accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; or (c) the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, (i) the undersigned's subscription will be cancelled automatically and (ii) WeFunder will, within five Business Days thereafter, (A) send to the undersigned a notification of such cancellation, the reason for such cancellation and the refund amount that the undersigned is expected to receive, and (B) direct the refund of such subscription to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and without accrued interest with respect to any money received.

7. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during, and following termination of, the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

8. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

   a. The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies, and has no present need for liquidity of the undersigned's investment in the Company.

b. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that:

    i. A percentage of profit and/or amount or type of gain, dividend or other consideration will be realized as a result of the purchase of the Shares.

    ii. The past performance or experience on the part of the affiliates of the Company indicates the predictable or probable results of the ownership of Shares or the overall Company venture.

c. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

d. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

e. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Platform, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Platform or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Platform nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Platform nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

f. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

g. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

h. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

i. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

j. The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

k. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

l. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

m. Investment Limits. The Undersigned represents that either:

    i. Either of the Undersigned's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

    ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000; or

    iii. The Undersigned is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act.

n. The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

o. The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

p. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

9. <u>HIGH RISK INVESTMENT</u>. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate

actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

10. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

    a. Corporate Power. The Company has been duly organized as a limited liability company under the laws of the State of Georgia and has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

    b. Due Authorization and Enforceability. The Shares been duly authorized and upon issuance to the undersigned will constitute a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

    c. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Certificate of Incorporation of the Company, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

11. Taxpayer ID. Under penalties of perjury the undersigned certifies that (a) the taxpayer identification number collected by the Platform is the undersigned's correct taxpayer identification number, and if the undersigned has so represented to the Platform, then (b) the undersigned is not subject to backup withholding either because (i) the undersigned has not been notified that the undersigned is subject to backup withholding as a result of a failure to report all interest or dividends, or (ii) the IRS has notified the undersigned that the undersigned is no longer subject to backup withholding.

12. <u>Irrevocable Proxy; SPV Reorganization</u>

    a. If the Investor is not a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 12(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 12(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 12(a) and Section 12(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

    b. If the Investor is not a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 12(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 12(b) and Section 12(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

    c. If the Investor is not a Major Investor:

i. Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 12(b) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided,* that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

ii. A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

d. The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Preferred Non-Voting Stock.

13. <u>Repurchase</u>. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Safe Preferred Stock by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

14. <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

15. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address set forth below or otherwise provided to the Platform or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

16. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Georgia without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

17. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Electronic Execution and Delivery. A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:
CB Auto Group, Inc.
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]_____

Title: ___[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By: _____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

State of Residency: ___[STATE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

ATTACHMENT 1

MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS

THIS MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS (this "**Arbitration Agreement**") is made as of the date set forth on the Company's signature page below, by and between CB Auto Group, Inc., a Georgia corporation (the "**Company**"), and the "Purchaser" set forth on the Purchaser Acceptance page below ("**Purchaser**"). The words "you" and "your" in this Arbitration Agreement refer to the undersigned Purchaser and anyone acting on Purchaser's behalf including, without limitation, Purchaser's family, heirs, agents and assigns.

RECITALS

A. You and the Company have entered into a Subscription Agreement dated on or prior to the date of this Agreement (as modified or amended, the "**Purchase Agreement**"), and it is a condition to the closing of the sale of the securities of the Company under the Purchase Agreement that you and the Company execute and deliver this Arbitration Agreement.

B. You and the Company are executing this Arbitration Agreement to obtain the benefit of a speedy, impartial and cost-effective dispute resolution procedure.

AGREEMENT

NOW, THEREFORE, for the right to resolve your claims by arbitration rather than through the courts, you agree with the Company as follows:

1. **Agreement to Arbitrate**. Except as otherwise expressly provided in this Arbitration Agreement, you and the Company agree to settle by final and binding arbitration any claims and controversies arising out of or relating to your investment in the Company ("**Arbitrable Claims**"), which the Company may have against you or you may have against the Company or any third party (each and every such party is referred to herein as a "**Covered Party**"), including, but not limited to, the following: (a) any claim involving conduct alleged to be in violation of any local, state or federal constitution, regulation, ordinance, statute or common law; (b) any claim for breach of any contract, covenant or duty owed, express or implied (including, without limitation, the Purchase Agreement); and (c) any claim for fraud, misrepresentation, or any other tort. This Agreement is enforceable under and subject to the Federal Arbitration Act, 9 U.S.C. Sec 1 *et. seq.* (the "**FAA**"). For avoidance of doubt, and not as a limitation, WeFunder Portal, LLC and its affiliates and other related or associated persons are intended to be Covered Parties.

2. **Waiver of Class Action Claims**. **THE PARTIES AGREE THAT THEY MAY BRING CLAIMS AGAINST THE OTHER ONLY IN THEIR RESPECTIVE INDIVIDUAL**

CAPACITIES, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS, REPRESENTATIVE, OR COLLECTIVE ACTION.

3.   **Arbitration Procedures**. Arbitration shall be filed with JAMS, Inc. ("**JAMS**"), and heard by one arbitrator (the "**Arbitrator**") in the County in which the Company's principal executive offices are located (unless otherwise agreed by the parties to the arbitration). The arbitration shall be conducted in accordance with the JAMS Comprehensive Arbitration Rules & Procedures (the "**Rules**") in effect at the time the claim is made. The Rules can be found and obtained at http://www.jamsadr.com/rules-comprehensive-arbitration or alternatively can be obtained by requesting a copy from the Company. By signing this Agreement, you acknowledge that you have had an opportunity to review the Rules before signing this Agreement. The Arbitrator shall have the authority to order discovery by way of deposition, interrogatory, document production, or otherwise, as the Arbitrator considers necessary to a full and fair exploration of the issues in dispute, consistent with the expedited nature of arbitration. The Arbitrator shall apply, as applicable, federal or Georgia substantive law and law of remedies. The Arbitrator's remedial authority shall be no greater than that available under each statutory or common law theory asserted and is authorized to award any remedy or relief available under applicable law that the Arbitrator deems just and equitable, including any remedy or relief that would have been available to the parties had the matter been heard in a court. The Arbitrator shall have the authority to provide for the award of attorneys' fees and costs if such award is separately authorized by applicable law. The Arbitrator shall issue a written opinion that includes the factual and legal basis for any decision and award, unless the parties agree otherwise. A judgment upon any award rendered by the Arbitrator may be entered in any court having jurisdiction. You, the Company, any other Covered Party that is a party to the arbitration, legal counsel and the Arbitrator shall treat all arbitration proceedings, including any decision, award and opinion in support thereof, as confidential, and the Arbitrator shall issue such orders as are reasonably necessary to maintain such confidentiality. You will be obligated to pay the then-current court filing fee towards the costs of the arbitration and shall not be required to pay any cost or expense of the arbitration that you would not be required to pay if the matter had been heard in a court. The Company shall bear all other costs unique to arbitration in compliance with applicable law.

4.   **Claims Not Covered By This Arbitration Agreement**. This Arbitration Agreement does not apply to or cover the following claims related to your investment in the Company: (a) claims brought in a court of competent jurisdiction to compel arbitration under this Arbitration Agreement, to enforce or vacate an arbitration award, or to obtain preliminary, injunctive and/or other equitable relief in support of claims to be prosecuted in an arbitration by any party; (b) any claim by the Company or other Covered Person seeking to enforce or protect, or concerning the validity of, any of their respective intellectual property rights; and (c) any other claim not properly arbitrable under the law or otherwise prohibited by law from being arbitrated.

5.   **Survival of Provisions**. This Arbitration Agreement shall continue in effect after your investment in the Company is consummated and shall apply to any arbitrable claim whether it arises or is asserted before, during or after any period in which you hold the Company's securities. You and the Company agree that this Arbitration Agreement can be modified or revoked only by a writing signed by you, the Company, and each other Covered Party against which or whom an arbitrable claim may be asserted hereunder, which specifically states that you, the Company, and such Covered Parties intend to modify or revoke this Arbitration Agreement.

6. **Severability**. If any one or more provisions of this Arbitration Agreement is found, for any reason, invalid, voidable or unenforceable, in whole or in part, with respect to any claim or class of claims, the finding shall in no way affect any other provision of this Arbitration Agreement or the validity or enforcement of the remainder of this Arbitration Agreement, and any provision thus affected shall itself be modified only to the extent necessary to bring the provision within the applicable requirements of the law.

7. **Third-Party Beneficiaries**. The parties expressly acknowledge, agree and confirm that each and every Covered Party is an express third-party beneficiary of this Arbitration Agreement, and each such Covered Party shall have and possess all rights and remedies hereunder as if each such Covered Party were an original party hereto.

8. **Electronic Execution and Delivery**. A digital reproduction, portable document format ("_.pdf_") or other reproduction of this Arbitration Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via _DocuSign_ or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

9. **Sole and Entire Agreement**. The parties acknowledge that this Arbitration Agreement constitutes the complete agreement of the parties on the subject matter contained herein, and supersedes any prior or contemporaneous oral or written agreement or understanding on the subject matter contained herein.

10. **Consideration.** The parties agree that there is good and valuable consideration for the execution of this Arbitration Agreement, including, but not limited to, the requirement that the agreement to arbitrate all claims is mutual between the parties, and other good and valuable consideration.

CB AUTO GROUP, INC.

By: _Founder Signature_____
Name: [FOUNDER_NAME]
Title: [FOUNDER_TITLE]
Date: [EFFECTIVE DATE]_____

PURCHASER'S ACCEPTANCE

The undersigned Purchaser acknowledges that it has carefully read and understands the foregoing Arbitration Agreement, that it has received the advice of independent counsel with respect to the foregoing Arbitration Agreement, and that it agrees to be bound by and comply with all of its terms. Purchaser acknowledges that it has entered into this Arbitration Agreement voluntarily and that it is not relying on any representation, oral or written, as to the effect, enforceability or meaning of this Arbitration Agreement, except as specifically set forth in this Arbitration Agreement. THE UNDERSIGNED PURCHASER UNDERSTANDS AND ACKNOWLEDGES THAT BY SIGNING THIS ARBITRATION AGREEMENT, THE COMPANY AND PURCHASER, AND THE OTHER COVERED PARTIES REFERENCED HEREIN, ARE GIVING UP THE RIGHT TO A JURY TRIAL AND TO A TRIAL IN A COURT OF LAW WITH RESPECT TO ANY ARBITRABLE CLAIM ANY OF THEM MAY HAVE

AGAINST THE OTHERS. PURCHASER ALSO UNDERSTANDS AND ACKNOWLEDGES THAT, BY SIGNING THIS ARBITRATION AGREEMENT, **THE COMPANY AND PURCHASER EACH EXPRESSLY WAIVE THE RIGHT TO PURSUE ANY ARBITRABLE CLAIM AGAINST THE OTHER AND AGAINST THE OTHER COVERED PARTIES, THROUGH ANY PURPORTED CLASS OR COLLECTIVE ACTION OR OTHER REPRESENTATIVE ACTION.**

PURCHASER:

Founder Signature
_____

Name: _____

Date: ___[EFFECTIVE DATE]_____